

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Feng Tian
Chairman, President and Chief Executive Officer
Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

Re: Ambrx Biopharma Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 15, 2021
CIK No. 0001836056

Dear Dr. Tian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted March 15. 2021

Summary
Overview, page 1

1. We note your response to our prior comment number 2. Please balance your Summary disclosure by referencing the fact that each participant in the ACE-Breast-01 and ACE-Gastric-01 trials reported one or more drug-related adverse effects, and 80% did so in the ACE-Pan tumor-01 trial.

2. We note your response to our prior comment number 3 and the related revisions to the prospectus. Please further revise your disclosure to briefly explain the accelerated approval process you refer to, including the requirements thereof.

Our Product Pipeline, page 3

3.   We note your response to our prior comment number 5. Given the second footnote to your pipeline table indicates you expect to rely on the ACE-PAN-Tumor-01 Phase 1 study as a predicate for the Phase 2/3 clinical trials for Post-T-OM1 and 2L, Pre-T-DM1, please revise to explain whether you have discussed such approach with the FDA or comparable regulators.

Exhibits

4.   We note your response to our prior comment number 19. You disclose that you anticipate the first two steps of the Reorganization will be completed prior to the completion of this offering and the third step of the Reorganization will be completed prior to a to-be-provided date in 2021. If the Reorganization will be completed after the completion of this offering, then please file the Shanghai Option Agreement as an exhibit. Alternatively, if the Reorganization will be completed and the Agreement terminated prior to effectiveness, then revise your disclosure to clarify this point.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Clayton, Esq.